Exhibit 99.1

[The following is a free English translation of the French language Rapport du President du Conseil d’Administration for information purposes only, with no binding or other effect]

G E N E S Y S  S.A.

A French société anonyme with a capital of € 69,798,286
Registered office: “L’Acropole”, 954/980 Avenue Jean Mermoz
34000 Montpellier
Registry of Commerce and Companies of Montpellier 339 697 021

___________________________

REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS ON THE PREPARATION AND ORGANIZATION OF THE BOARD’S WORK, ON ANY LIMITATIONS ON THE POWERS OF THE MANAGING DIRECTOR AND ON THE CONTROL PROCEDURES ESTABLISHED BY THE COMPANY

Ladies and Gentlemen:

In accordance with the new provisions of Article L. 225-37 paragraph 6 of the French Commercial Code, we are reporting on the following items:

o                 the preparation and organization of the work of your Board of Directors;

o                 the internal control procedures set up by the Company;

o                 any limitations on the powers of the managing director established by the Board of Directors.

The Chairman has mandated the Company’s Legal and Financial Departments to conduct due diligence and preparatory work and to report to him regarding their findings. The Company’s statutory auditors have received information regarding this preparatory work and due diligence.

I.                                         Preparation and organization of the work of the Board of Directors

On November 7, 2003, the Board of Directors adopted internal rules based on the recommendations of the Bouton report, the purpose of which is to clarify the terms and conditions of functioning of the board under general principles of corporate governance. The internal rules supplement the provisions of law and the by-laws to which the Board of Directors of the Company is subject. They are addressed to members of the Board of Directors of the Company, permanent representatives of directors who are legal entities, censors and, more generally, to any person taking part in or attending the board’s meetings, whether occasionally or on a regular basis.

1.             Specific rules regarding the functioning and organization of the board and application

1.1           Composition of the Board of Directors

The Company’s by-laws provide that the Board of Directors may have from 3 to 18 members. As of today, the Board is composed of 5 members.

Details on the composition of the Board of Directors appear as an annex hereto.

In accordance with legal provisions, following the shareholders’ meeting of June 28, 2005, which renewed the appointment of Mr. Legros as a member of the Board of Directors, the Board of Directors, on the same day, decided to renew the appointment of Mr. Legros as Chairman and Managing Director of Genesys S.A.

The Board reviewed the current situation of each of the directors in order to assess his characterization as an independent director based on the criteria listed in the internal rules. The directors complying with the following conditions shall be deemed independent. Directors shall deemed to be independent if:

•                  they are not, and have not during the preceding five years been, an employee or corporate officer of the Company, an employee or corporate officer of its parent company or a company it consolidates;

•                  they are not a corporate officer of a company of which the Company is a director, directly or indirectly, or in which an employee appointed as such or a corporate officer of the Company (current officer or having been an officer for less than five years) is a director;

•                  they are not a client, a supplier, a corporate banker or a significant financing banker of the Company or of its group, or for which the Company or its group represents a substantial portion of its business;

•                  they have no close family relationship with a corporate officer;

•                  they have not been an auditor of the Company during the preceding five years (Article L. 822-12 of the French Commercial Code).

•                  they have not been a director of the Company for more than twelve years.

For directors holding 10% or more of the share capital or voting rights of the Company or representing a legal entity holding such an interest, the Board shall decide on their independence by taking into account the composition of the Company’s capital and the existence of a potential conflict of interests into account.

Therefore, under these criteria, the Board of Directors of the Company includes three independent directors: Patrick Jones, Frédéric Spagnou and Thomas Abbott.

The shareholders’ meeting of June 28, 2005 ratified the nomination of Mr. Spagnou as a member of the Board of Directors for a term of three years.

1.2                                 Calling and holding of the Board’s meetings

During the fiscal year, the Board of Directors met 8 times and the participation rate was an average of 95%.

The average time period for notices calling meetings of the Board of Directors was approximately 10 days prior to the meeting date.

The directors may be represented at the Board’s meetings by another director. The power must be given in writing. During the fiscal year 2005, no Director used this right of representation.

The Chairman presides at the Board meetings or, if he is absent, a Vice-Chairman or a director designated by the Board of Directors acts as Chairman of the meeting. Of the 8 meetings of the Board of Directors held during fiscal year 2005, all were presided over by the Chairman.

The Company’s by-laws provide directors the option of participating in the deliberations of the Board through videoconference. In accordance with the by-laws and the internal rules, the directors who participate in the Board’s deliberations through such means shall be deemed to be present for purposes of calculation of the quorum and majority, except for the adoption of the following decisions: preparation of the annual financial statements, consolidated financial statements, management report, appointment or dismissal of the Chairman and determination of his compensation, determination of the remuneration or dismissal of the Managing Director, appointment and dismissal as well as determination of the compensation of Deputy Managing Directors. This option was used during the past fiscal year.

In accordance with the provisions of Article L. 225-238 of the French Commercial Code, the statutory auditors have also been convened to the Board’s meetings called to examine and establish the interim financial statements and the annual financial statements.

1.3                                 Information of Directors

The Chairman has consistently communicated to the directors, within a satisfactory period of time, all information concerning the Company of which he was aware and the communication of which he deemed to be relevant in order to enable them to fully exercise their responsibilities.

1.4                                 Evaluation of the performance of the Board of Directors

Following the adoption of its internal rules, the Board of Directors conducted an evaluation of its organization of work and achievements. A questionnaire was prepared and distributed to the members of the Board of Directors in order to obtain the opinions of the members, in particular with respect to the following:

•                  frequency of meetings and quality of their organization;

•                  notice periods and quality of information provided in advance of meetings;

•                  contents of the agenda and the length of meetings;

•                  responses to questions raised;

•                  quality of minutes; and

•                  implementation of decisions taken by the Board.

1.5                                 Principal activities of the Board of Directors in 2005

The Board of Directors studied the Company’s financial and commercial results each quarter. The meetings of the Board of Directors also addressed the strategy of the Group, remuneration methods and legal issues (options to subscribe shares, implementation of various codes within the Company, agreements, guarantees, etc.). In addition, the Board calls the annual meeting of shareholders, votes the budget of the Group and discusses questions of corporate governance. Finally, the Board addresses issues that may impact the conduct of the Company’s business as they may arise at any time.

1.6                                 Due diligence supporting the preparation of this report

This report has been prepared with the assistance of the Financial and Administrative departments and on the basis of work conducted by the Internal Audit department. It has been discussed in a meeting with our statutory auditors.

2.             Interested party transactions

During the fiscal year, no new interested party transactions under Article L.225-38 of the French Commercial Code, other than agreements relating to ordinary course of business transactions, were entered into under arm’s-length conditions; a list of these agreements was presented for authorization to the Board’s meeting of March 28, 2006.

3.                                      Delegations regarding sureties, pledges and guarantees

The Board of Directors authorized the Chairman to issue, in the Company’s name, sureties, pledges and guarantee up to a global annual amount of €1,000,000 and each surety, pledge and guarantee may not exceed €200,000.

This authorization, granted for a 12-month period, expires on March 30, 2006. At the close of the fiscal year, the Chairman had not granted any such surety, pledge or guarantee.

Under the terms of this annual authorization, the Board of Directors at its meeting of January 23, 2006, authorized the Chairman and Managing Director to provide the necessary guarantees in for the refinancing of the 2001 U.S. $125 million credit facility. The authorizations that were granted related to the following agreements:

•                  an Amended and Restated Facilities Agreement;

•                  an Amended and Restated First Demand Guarantee;

•                  an Amended and Restated Pledge over Shares Agreement; and

•                  a Confirmation of Security Agreement.

As a result, the Board of Directors gave full powers to its President, or any other person duly delegated by the President, to negotiate, modify in any way and every point considered appropriate by the President of the Board of Directors, and to sign the Amended and Restated Facilities Agreement, the Amended and Restated First Demand Guarantee, the Amended and Restated Pledge over Shares Agreement, and the Confirmation of Security Agreement, as well as all other documents or guarantees related to these draft agreements, and to agree in the name of the Company to sureties, pledges and guarantees up to a maximum total amount of €100 million.

4.             Committees created by the Board

The Board of Directors has created committees to improve the functioning of the Board and to support the preparation of its decisions. The Board has thus created the following permanent committees: Audit committee, Compensation committee, and Disclosure committee. These committees meet as often as required.

4.1           Audit Committee

Genesys’ audit committee functions to assist the Board of Directors in verifying (i) the integrity of the Company’s accounts, (ii) the Company’s observance of legal and regulatory requirements, (iii) accounting and financial reporting practices of the Company, (iv) the effectiveness of the Company’s control and communications procedures and of the internal controls on financial reporting, (v) the independence and ability of the firm of independent auditors engaged by the Company and (vi) the performance of the internal audit functions of the Company and the services of the independent auditors.

In accordance with NASDAQ regulations, all members of the audit committee are independent members of the Board, and have the necessary ability to understand financial concepts. The audit committee has adopted a charter that sets forth its responsibilities, which include, in particular:

•                  review and reassess the adequacy of its internal rules annually and recommend any proposed changes to the Board of Directors for approval;

•                  review the annual audited financial statements and internal controls reports with management, including major issues regarding accounting and auditing principles and practices, as well as the adequacy of internal controls that could significantly affect the Company’s financial statements;

•                  review the analysis prepared by the independent auditor on significant financial reporting issues as well as the auditor’s judgment made in connection with the preparation of the Company’s financial statements;

•                  review with management and the independent auditor the Company’s annual and interim financial statements prior to the filing of such financial statements with the U.S. Securities and Exchange Commission or the Autorité des marchés financiers;

•                  discuss the risk evaluation and risk management policies of the Company, in particular the risk of fraud. The committee should also discuss the Company’s major financial risk exposures and the steps taken by management to monitor and limit such exposures;

•                  review major changes to the Company’s auditing and accounting principles and practices as suggested by the independent auditor, any internal auditor or management;

•                  receive regular reports from the independent auditor regarding the auditor’s independence, discuss such reports with the auditor, and if the Audit Committee so determines, take or recommend that the full Board takes appropriate action to ensure the independence of the auditor.

•                  decide upon the nomination, remuneration, dismissal and supervise the work of the independent auditors (in particular, to resolve any disagreements between management and the auditor on questions regarding financial reporting or internal controls) in connection with the preparation and delivery of any audit report, verification or attestation of the Company; the independent auditors must report directly to the committee. The audit committee must also propose the appointment or dismissal of the independent auditors for consideration and approval by the Company’s shareholders in accordance with French law;

•                  receive and study, at least once a year, a report prepared by the independent auditors describing: (i) internal control procedures within the firm; (ii) significant questions raised by the most recent internal quality control or study of the firm by its peers or by any inquest or investigation by administrative or professional authorities during the preceding five years, concerning one or more independent audits conducted by the firm and all actions taken with respect to these questions; and (iii) any relationships between the independent auditors and the Company in order to evaluate the independence of the auditors;

•                  evaluate the work conducted by the independent auditors continually throughout the year, on the basis of the preceding report, in particular the ability, performance and independence of the auditors. This evaluation must include a study and evaluation of the principal partner in charge of the audit and take into account the opinions of management and of those members of the personnel of the Company responsible for the internal audit function;

•                  determine whether the firm of independent auditors has a procedure in place to guarantee the rotation of the principal partner in charge of the audit and of the other partners working on the matter in accordance with the independence rules of the U.S. Securities and Exchange Commission;

•                  review the appointment and replacement of any senior internal auditor;

•                  review the significant reports to management prepared by any internal auditing department and management’s responses to these reports;

•                  meet with the independent auditor prior to the beginning of the audit to review the scope and staffing of the audit;

•                  obtain reports from management, the Company’s senior internal auditors and the independent auditor confirming that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable laws;

•                  review and approve all transactions with related parties in accordance with Regulation S-K, Item 404, of the U.S. Securities and Exchange Commission and discuss the reasons for these transactions with management and whether appropriate disclosure of these transactions has been made;

•                  review and examine the financial results press releases as well as the financial information and earnings guidance provided to analysts and rating agencies;

•                  review with the independent auditor the Company’s accounting practices and policies and any problems encountered in the course of the audit by the auditor. Such report shall include: (i) all critical accounting policies and practices used by the Company, (ii) all alternative treatments in accordance with general accounting principles and with respect to the practices and policies applicable to material items that have been discussed with the Company’s management, including the various uses that may be made of alternative disclosures and treatments, and the treatment selected by the independent auditor, (iii) all difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, (iv) other material written communications between the independent auditor and the Company’s management, including any letter provided by the independent auditor to management and the Company’s response to that letter, (v) any changes in the scope of the internal audit as initially planned, (vi) all accounting changes that were noted or suggested by the auditors but were not adopted (whether they were considered not pertinent or for any other reason), (vii) all correspondence between the audit team and its major office regarding audit or accounting questions or questions regarding internal controls that were raised by the engagement and (viii) all correspondence between management or the internal comptroller and the audit firm;

•                  advise the Board with respect to the Company’s policies and procedures to ensure compliance with applicable laws and regulations;

•                  review with the Company’s legal counsel any legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from governmental authorities;

•                  meet at least once a year with the Chief Financial Officer, any senior internal auditor and the independent auditor in separate meetings;

•                  establish procedures for the receipt, retention, and treatment of complaints received by the Company with regard to accounting, internal accounting or auditing controls, as well as for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and oversee the implementation of such procedures;

•                  study with management the procedures and controls intended to reduce fraud in the Company;

•                  review the compliance programs of the Company, in particular the consideration given to conditions established by law and regulations, and review with management its periodic evaluation of these programs. The committee reviews the code of conduct and the programs of the Company that have been established by management to ensure that this code is respected. The committee receives reports from the legal department describing significant violations of securities laws or any fiduciary duty by the Company;

•                  review presentations made to the committee by the Chief Executive Officer and the Chief Financial Officer of the Company during the process of their certification in preparation for the filing of the Company’s public documents regarding any significant deficiencies in the design or operation of internal controls or their weaknesses and any fraud involving management or other employees who participate in the internal controls of the Company;

•                  establish clear hiring policies for employees or former employees of the independent auditors that respect the regulations of the U.S. Securities and Exchange Commission and listing standards;

•                  conduct an evaluation of its performance at least annually to determine whether it is functioning appropriately. The committee shall also consult the independent auditor for their comments on the effectiveness of the committee;

•                  determine appropriate funding for the payment of compensation by the Company to the independent auditor and to any outside advisors engaged by the Committee, as well as for the ordinary expenses of the Committee. The chairman of the audit committee prepares a quarterly or biannual report regarding the committee’s review of this issue;

•                  approve in advance all audit-related contractual commitments and attest that the use of non-audit services has been permitted, either by (a) providing express approval before an independent auditor is engaged to render audit or permitted non-audit services or (b) by establishing pre-approval policies that are detailed as to the particular service to be provided by an independent auditor. The Committee may delegate its authority to pre-approve such commitments to one or more members of the Committee and may delegate such responsibility to the Company’s management for amounts less than € 10,000. The Committee must be informed of all pre-approved commitments;

The responsibilities and powers of the committee described above do not imply any duty or responsibility incumbent upon the audit committee to organize and conduct the audits or to determine that the annual, quarterly or other accounts of the Company are complete and accurate and prepared in accordance with generally accepted accounting principles, as this responsibility rests upon management and the independent auditor exclusively. The committee also does not have a duty or responsibility to conduct investigations, to resolve any disputes that may arise between management and the independent auditors that do not bear upon the financial reporting procedures or to ensure compliance with laws and regulations and with the Company’s code of conduct.

During 2005, the audit committee has, in particular:

•                  studied the performance of the Company in detail each quarter;

•                  heard from the various managers of departments who have a direct influence upon financial decisions;

•                  heard from the statutory auditors at each committee meeting;

•                  studied the amount of fees charged by the statutory auditors;

•                  studied the internal control procedures of the Company and made recommendations in this regard;

•                  heard from the financial management team (Financial Management, management controls); and

•                  followed the development of new legislation in the United States (the Sarbanes-Oxley Act) and in France.

In 2005, the audit committee was made up of three members: Patrick Jones, Thomas Abbott and Frédéric Spagnou.

In 2004, the committee met five times and the participation rate at those meetings was 93.34%.

4.2           Compensation Committee

The Board of Directors of Genesys has established a Compensation Committee.

This committee is responsible for:

•                  reviewing and making proposals regarding the remuneration of corporate officers, in particular concerning the variable portion of such remuneration (by defining the rules under which that variable portion is determined and by ensuring the consistency of those rules with the annual assessment of corporate officers’ performance with respect to the middle-term strategy of the Company) and all benefits in kind, options to subscribe or purchase shares received from any company of the group, provisions relating to their pensions, and all other benefits of any kind;

•                  proposing to the Board allocation rules for directors’ fees and the individual amounts of payments to be made in this respect to directors, by taking into account the participation of the directors in the Board and the Committees;

•                  proposing to the Board a global amount for directors’ fees to be proposed to the shareholders’ meeting of the Company;

•                  providing to the Board an opinion on the general allocation policy regarding options to subscribe and/or purchase shares that must be reasonable and appropriate and on the stock option plans established by the general management of the Group, in particular with respect to the rules and recommendations of the Viénot and Bouton reports; indicating to the Board its proposal regarding allocation of options to subscribe or purchase shares by setting out the reasons for its choice as well as its consequences; defining in advance the frequency of issue of the allocations in order to avoid granting options in an opportunistic way;

•                  obtaining information regarding the compensation policies applicable to senior managers who are not corporate officers of the Company or other companies of the group;

•                  reviewing any issue that the Chairman may submit to it relating to proposed capital increases reserved for employees.

During fiscal year 2004, the Compensation Committee has, in particular:

•                  studied the incentive plans for management level employees of the Company;

•                  studied the methods of granting options to subscribe shares relative to the position of the employee within the Company, the salary received and the targets assigned to the employee; and

•                  determined the variable portion of the Chairman’s compensation with regard to the results for the fiscal year.

The Compensation Committee includes, as of the date of this report, Thomas Abbott, David Detert, Patrick Jones and Frédéric Spagnou. Only Mr. Detert is not an independent member of the Board of Directors during 2005. In 2005, the committee met three times and all the members attended the meetings.

4.3           Disclosure Committee

The Board of Directors of Genesys has established a Disclosure Committee to review the Company’s public communications and to make sure that they are accurate and complete. The Disclosure Committee shall undertake or supervise each of the following actions:

•                  checking compliance with the information obligations that the Company is subject to, in particular with a view to the requirements of applicable stock exchange and financial regulations and to giving its opinion on the compliance of the Company with such obligations;

•                  preparing the Company’s publications and communications calendar and their model content;

•                  preparing and organizing analysts’ meetings;

•                  preparing and organizing press conferences;

•                  selecting the media used to publish information (press releases, electronic medias, etc.);

•                  making sure that the internal collection procedures and procedures for supervision of the information to be made public by the Company are defined, guaranteeing the reliability of such procedures, and overseeing compliance with such procedures;

•                  regularly assessing, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the internal collection procedures and procedures for supervision of information, to recommending modifications to such procedures, if any, and overseeing the implementation of any modifications approved by the Chief Executive Officer and the Chief Financial Officer;

•                  appointing the person or persons in charge of preparing and drafting reports and communications of the Company, who may be, at the Committee’s discretion, different persons depending on the subject of the reports or communications;

•                  organizing the training of the persons involved in the process of communicating information about the Company;

•                  reviewing each draft report or communication of the Company, examining the information included therein and providing an opinion on the advisability of conducting additional diligence or investigations to verify such information;

•                  providing an opinion on the significance of any event or other information relating to the Company;

•                  providing an opinion on the advisability of submitting a draft report or communication to the statutory auditors, legal counsel or any other third party expert for the validation of information included in such report or communication;

•                  providing an opinion on the necessity of obtaining approval from the Company’s Board of Directors on the content of the draft report or communication; and

•                  approving the procedures for publication and distribution of reports or communications that have been approved by the Committee, as well as the terms and conditions for filing or registration thereof with the stock exchange authorities.

The Disclosure Committee of the Company may delegate to one or several of its members the powers listed above, with the exception of the approval of the final version of the annual report of the Company (whether as a Document de référence in France or a Form 20-F in the United States).

The current members of the Disclosure Committee are: François Legros, Mike Savage, Jim Huzell, Jim Lysinger, Olivier Fourcade, Denise Persson, Andrew Lazarus, Shelly Robertson, Darden Bell, Jon Pilon, Marine Pouvreau and Patrick Janel.

In 2005, the Disclosure Committee met five times.

4.4           Strategic Committee

In August 2004, the Board of Directors decided to create a Stratigic Committee. This committee includes the following members: Patrick Jones, Frédéric Spagnou, Thomas Abbott and David Detert.

In 2004, the Strategic Committee met eight times.

The Strategic Committee is responsible for providing its opinion on the major strategic orientations of the Company and the Group and on the business plan and every other important strategic question referred to it by the Board of Directors.

The Strategic Committee is also responsible for studying in detail those questions referred to it with respect to major investment transactions, external growth or divestitures and disposals, and shall provide its opinion regarding these questions to the Board of Directors.

II.            Internal control procedures

Internal control is defined by the Company as the set of procedures implemented by the Board of Directors, the senior managers, and the staff of the Company in order to provide the Board reasonable assurance regarding the achievement of the following aims:

•                  reliability of financial and management information

•                  compliance with applicable laws and regulations

•                  completion and due management of its operations.

The Company’s definition of internal control is similar to that of the “COSO” international authoritative document (Committee Of Sponsoring Organization of the Treadway Commission, the findings of which were published in 1992 in the United States). Please note that, according to the “COSO” authoritative document, internal controls must give reasonable assurance regarding the achievement of the aims, and cannot, therefore, give an absolute assurance that they will be achieved.

This report describes the Company’s internal control system. Generally, this system has been prepared from an inventory of the existing procedures within the organization and with the support of the financial department of the Group. These procedures are applicable to all subsidiaries within the Group.

2.1           General organization of Internal Control

The Board of Directors and its Committees take part in the operating of the Group as described in the preceding section of this report.

2.1.1                        Management Committee

The Executive Committee, chaired by the Chief Executive Officer, meets formally once a month and includes the persons responsible for each of the main departments of the Group.

This committee reviews the results and activity of the Company, and decides upon any corrective actions to be implemented.

2.1.2                        The Disclosure Committee

This committee, described in detail above, participates with respect to procedures to establish and review financial information. It reviews, in particular, the “Document de Référence” (and its equivalent, the Form 20-F, prepared for the U.S. Securities and Exchange Commission).

2.1.3                        Internal Audit

The Internal Audit group is made up of a team of 3 individuals, located in the United States. The principal tasks of this team in 2005 were to assist the Group in complying with the standards imposed by the U.S. Sarbanes-Oxley Act and the French Loi de Sécurité Financière. The Company must be in full compliance with the standards of Section 404 of the Sarbanes-Oxley Act at December 31, 2006. Genesys intends to achieve this objective by that date. The Company is already in compliance with Sections 301 and 302 of the Sarbanes-Oxley Act.

This team is also responsible for conducting occasional studies at the request of the Audit Committee, the general management or the financial management of the Company.

2.1.4                        Authoritative documents

Financial Code of Ethics

The Company has adopted a Financial Code of Ethics applicable to the Chief Executive Officer and to the Chief Financial Officer, as well as to the management controllers and heads of consolidation. The Board of Directors is responsible for approving this code and any amendments thereto. The Board of Directors may consult the Audit Committee when such code is to be amended.

Procedures Manual

The Company first established a procedures manual in August 2000. This manual lists all accounting procedures and processes leading to the preparation of accounting and financial statements. This manual was fully revised during fiscal year 2003 in order to take into account, among other elements, the growth of the Group over the preceding years.

During the 2004 and 2005 fiscal years, the Internal Audit team assured that all significant and key procedures were documented, and also verified and recommended corrective actions to remedy any weaknesses discovered in these procedures (see paragraph 2.1.3).

2.2           Internal control of accounting and financial information

Under the authority of the Executive Director Finance, the Department of Analysis and Planning of the Group and the Consolidation Department are responsible for the collection, analysis and consistency of the Group’s financial information, as well as all processes contributing to the preparation of the Group’s financial statements.

2.2.1                        Description of Information System

The information systems used by the Group’s financial department and all of our subsidiaries are structured around the following modules:

•                  Invoicing System

During fiscal year 2003, we completed the implementation of this system. This unique and identical system is now used by each of our entities. In 2004, invoicing for Europe and North America was centralized in Denver, Colorado, which allowed this service to be even more efficient. The system, called Gedi, was developed internally by the Information Technology Department.

•                  Accounting System

The accounting system used is also identical in all of the Group’s subsidiaries (Sun Account by Systems Union). This system has been implemented since 1998 and is systematically installed upon the creation or acquisition of a new entity. The use of a single system enables easy maintenance and facilitates setting parameters as they are determined by the Management Controls of the Group.

•                  Reporting and consolidation systems

Since 2002, Management Controls has implemented a unique reporting tool (Skover) in order to centralize, in one database, all management data derived from the various systems. At the end of 2003, the Consolidation Department installed new consolidation software (Safran) in order to unify the integration of the data flows common to management and consolidation reporting, and to reduce the time period required to establish financial statements. The new system is operational and was used for consolidation on December 31, 2003.

Since the beginning of 2004, a single data set for financial reporting and consolidation is sent each month to the Group Financial Department and used to populate the consolidation and reporting databases.

2.2.2                        Budgeting process

•                  Business Plan

Each year, the long-term business plan is updated based on the latest surveys on economic environment and our market. This plan is prepared by the Department of Analysis and Planning and supervised by the Financial Department and the management.

•                  Annual Budget

The process is initiated each year during the month of October by the Group’s Department of Analysis and Planning. The management defines the targets for the forthcoming year according to the Business Plan and the performance of the current year.

Each entity, division and department receives its own objectives and prepares its budget on a monthly basis. The budgets are returned to the Department of Analysis and Planning and are then checked and validated by the management.

The budgets are then consolidated and presented at the end of January to the Board of Directors for approval.

•                  Updating annual budget estimates

The initial budget estimates are updated every quarter by taking the most recent performance into account. This process, steered by the Group’s Department of Analysis and Planning, is less formal than the process of preparation of the annual budget but involves the persons responsible for each main functional department as well as the finance teams of our various entities.

2.2.3                        Monthly management reporting process

This is the principle follow-up, control and steering tool. It is made up of a series of documents prepared by the various entities of the Group, validated and analyzed by the Department of Analysis and Planning and submitted to the members of the Executive Committee.

In this monthly reporting, the key indicators of the activity and the comments on trends and differences compared to the budget appear for each of the main segments and the main departments of the Company.

The accounting data and management indicators are checked and analyzed by the Group’s Department of Analysis and Planning and consolidated within a single database.

In order to facilitate the monthly reporting and improve the speed with which reports are prepared, the Group’s Financial Department has set up closing processes in each entity. Instruction memoranda have been sent, detailing the preparation and reporting processes and schedule to be complied with.

2.2.4                        Consolidation process

Since the beginning of 2004, the consolidation department has carried out a monthly consolidation of all the entities within the Group’s perimeter.

The quarterly consolidated financial statements are prepared according to International Financial Reporting Standards (“IFRS”). However, considering its double listing on Euronext and the Nasdaq, the Company presents a reconciliation note between financial statements presented according to French generally accepted accounting principles and the financial statements prepared for the U.S. Securities and Exchange Commission according to the U.S. generally accepted accounting principles.

The Consolidation Department updates and sends the consolidation procedures to the subsidiaries, so that they can submit homogenous financial information. These procedures establish the accounting plan to be used as well as the principles and definition of the various captions of the consolidation segments.

The segments are prepared according to local accounting principles. Reprocessing is made by the Group’s Consolidation Department.

The consolidated financial statements prepared monthly are reconciled with the management reporting. This is a critical step of consistency control.

At the request of the Company, the statutory auditors conduct a limited review at the end of each of the first three quarters, as well as performing the audit of the annual accounts.

2.2.4                        Consolidation process

Date of application of IFRS (International Financial Reporting Standards)

In accordance with European Community Regulation no1606/2002 of July 9, 2002 on the application of international accounting standards (International Financial Reporting Standards or “IFRS”) to listed companies and in compliance with IFRS 1: “First-time adoption of IFRS”, the consolidated accounts of Genesys for the fiscal year ending December 31, 2005 were prepared in accordance with IFRS applicable on December 31, 2005, with comparable accounts for the 2004 fiscal year established in accordance with the same standards, with the exception of IAS 32 & 39, which were adopted from January 1, 2005.

In order to provide this comparative information, Genesys prepared an opening balance sheet at January 1, 2004 under IFRS. In accordance with IFRS 1: “First-time adoption of IFRS”, the adjustments linked to the transition were recorded in shareholders’ equity, at January 1, 2004.

In this context, Genesys implemented a plan for conversion to IFRS, with the objective of identifying the principal differences in accounting methods and preparing the opening balance sheet at January 1, 2004 according to the standards applicable in 2005.

In order to ensure that accounting principles and application of those principles are consistent within the Group, the plan for conversion to IFRS was implemented by the consolidation management, which conducted the plan under the authority of the Executive Financial Manager.

The first “diagnostic” phase of the plan, which was completed in July 2004, allowed the Company to identify and measure the principal differences between the new standards and existing standards. During this phase, training was conducted, in particular in the Corporate Finance and Accounting Europe departments. During the second half of 2004 and the first half of 2005, Genesys conducted the second phase of the plan, which involved a detailed, quantitative study of all IFRS impacts on Genesys’ assets position, balance sheet and statements of operations. Finally, during a third and final phase that was also conducted during the first half of 2005, the implementation of the process was conducted and training continued. The analysis conducted in the second and third phases was presented to the statutory auditors for validation as it was completed.

2.3           Approach retained and action plans

The Company’s objective is to be able to carry out, in the future, a global assessment of the relevance and proper application of its internal controls.

During the year 2004, the Company continued to develop its internal controls by:

•                  Establishing an Internal Control department made up of 3 individuals.

•                  Finalizing integration of the new consolidation system with the reporting system.

•                  Centralizing and harmonizing invoicing methods.

In 2005, the Company continued its efforts to implement such procedure through key control issues that will allow it to better evaluate and control its risks. The work of documenting and improving procedures conducted by the Internal Audit team and the various Finance Department teams were continued.

The Group’s management provides full support to this team.

III.                                 Exercise of the Company’s general management and limitations on the powers of the Managing Director

The Board of Directors has decided that a single person shall exercise the powers of Chairman of the Board of Directors and Managing Director.

The Chief Executive Officer (Président Directeur Général) has been granted the broadest powers to act in all circumstances in the name of the Company. He exercises these powers within the limit of the corporate purpose and subject to the powers that the law expressly grants to shareholders’ meetings and to the Board of Directors. He represents the Company in its relations with third parties.

The internal rules of the Board of Directors specify in a non-exhaustive way the decisions that must be previously approved by the Board. Therefore, the Chief Executive Officer must consult the Board regarding:

•                  all external transactions (acquisitions, sales, contributions of undertakings, of businesses (fonds de commerces), of shares, of branches of activity or of isolated assets),

•                  all significant investments,

•                  all internal restructuring transactions,

•                  all financing, indebtedness and liquidity decisions,

•                  all significant transactions outside the announced strategy of the Group

Done in Montpellier,

On April 15, 2006,

/s/ François Legros
François Legros
The Chairman of the Board of Directors